KERRY

RECEIVED

2007 JUL 10 A 8:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Kerry Group plc**

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

07025014

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

02 July, 2007.

**Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.**

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

PROCESSED

JUL 10 2007

THOMSON
FINANCIAL

Yours sincerely,

**Michael J. Ryan,**
**Head of Investor Relations,**
**KERRY GROUP PLC.**

dlw 7/10

Registered in Ireland
No. 111471

02 July, 2007

**Kerry Group plc**
**Purchase of Own Securities**

Kerry Group plc advises that it purchased 870,000 A Ordinary Shares on 29 June 2007. The price paid for these A Ordinary Shares was €20.70.

All of these A Ordinary Shares repurchased will be cancelled. Following this repurchase the number of A Ordinary Shares in issue is 174,320,535.

- ENDS -

KERRY

**Kerry Group plc**

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

29th June, 2007.

**Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.**

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

**Michael J. Ryan,**
**Head of Investor Relations,**
**KERRY GROUP PLC.**

Registered in Ireland
No. 111471

29 June, 2007

**Kerry Group plc**
**Purchase of Own Securities**

Kerry Group plc advises that yesterday it purchased 300,000 A Ordinary Shares. The price paid for these A Ordinary Shares was €20.70.

All of these A Ordinary Shares repurchased will be cancelled. Following this repurchase the number of A Ordinary Shares in issue is 175,190,535.

- ENDS -

END